

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Oscar K. Brown
Principal Financial Officer
FREYR Battery, Inc.
1209 Orange Street
Wilmington, Delaware 19801

>   **Re: FREYR Battery, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed on September 8, 2023**
>   **File No. 333-274434**

Dear Oscar K. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Signatures, page 91

1.   We note that Mr. Brautaset has signed your registration statement in the capacity of chief executive officer. However, your disclosure states that Mr. Steen is your chief executive officer. Please advise or revise.

General

2.   Please revise the Legal Matters section to refer to your tax counsel's opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any questions

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Denis Klimentchenko